Exhibit 12
Colt Defense LLC
Computation of Ratio of Earnings to Combined Fixed Charges

						For the Nine Months Ended
	For the Years Ended December 31,					October 4,	October 3,
(Dollars in thousands)	2005	2006	2007	2008	2009	2009	2010

Earnings (loss)(a)	$(10,704)	$25,387	$(5,159)	$45,375	$31,718	$34,447	$(5,709)
Plus:
Interest included in expense	4,669	6,160	14,105	19,281	18,847	13,532	18,854

Interest Portion of rental expense (b)	289	973	814	713	656	381	294

Amortization of deferred financing costs	349	172	649	1,168	1,325	917	1,373

Adjusted “earnings”	$(5,397)	$32,692	$10,409	$66,537	$52,546	$49,277	$14,812

Fixed Charges:
Interest included in expense	$4,669	$6,160	$14,105	$19,281	$18,847	$13,532	$18,854

Interest Portion of rental expense (b)	289	973	814	713	656	381	294

Amortization of deferred financing costs	349	172	649	1,168	1,325	917	1,373

Total fixed charges	$5,307	$7,305	$15,568	$21,162	$20,828	$14,830	$20,521

Ratio of earnings to fixed charges (c)	(1.02)x	4.48x	0.67x	3.14x	2.52x	3.32x	0.72x

(a)	Earnings (loss) before income taxes and non-controlling interests

(b)	Considered to be representative of interest factor in rental expense

(c)	In accordance with Item 503 of SEC Regulation S-K, we are required to disclose the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges.
•	As of December 31, 2005, this amount was $10,704

•	As of December 31, 2007, this amount was $5,159

•	For the nine months ended October 3, 2010, this amount was $5,709